UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2009

Commission File Number: 001-33765

AIRMEDIA GROUP INC.
17/F, Sky Plaza,
No. 46 Dongzhimenwai Street
Dongcheng District
100027, Beijing
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRMEDIA GROUP INC.
By:	/s/ Conor Chiahung Yang
	Name:	Conor Chiahung Yang
	Title:	Chief Financial Officer

Date: May 19, 2009

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release

Exhibit 99.1
AirMedia Announces Unaudited First Quarter 2009 Financial Results
Beijing, China — May 18, 2009 — AirMedia Group Inc. (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced its unaudited financial results for the first quarter ended March 31, 2009.
First Quarter 2009 Financial and Business Highlights
•	Total revenues increased by 51.8% year-over-year to US$32.8 million.

•	Net loss was US$1.3 million. Both basic and diluted loss per ADS were US$0.02.

•
Adjusted net income (non-GAAP), which is net income excluding share-based compensation expenses and amortization of acquired intangible assets, decreased by 93.2% year-over-year to US$577,000. Both adjusted basic and diluted net income per ADS (non-GAAP) were US$0.02.

•	Became a leading operator of traditional media platforms in Beijing and Shenzhen airports
“We are extremely excited about the recent advancements in our network expansion both within and outside of the air travel sector,” said Herman Guo, chairman and chief executive officer of AirMedia. “In airports, in addition to the continued expansion of our digital media network, we are proud to report that we became a leading operator of traditional media platforms in Beijing and Shenzhen airports during the first quarter of 2009. Outside of the air travel sector, we successfully captured the opportunity to establish another national-scale media network targeting mid-to-high-end consumers by entering into an exclusive concession rights contract to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China. The synergy in the customer base and operating experiences between our existing and new business lines will enable us to establish another sizable and scalable revenue source.”
Mr. Guo continued, “These strategic expansions are critical for achieving our near-term goal of being a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. We believe our endeavors in building one of the most powerful out-of-home advertising networks in China during the economic downturn will return tremendous commercial benefits in the long run.”
Conor Yang, AirMedia’s chief financial officer, added, “We have always been very cautious in selecting network expansion opportunities. We believe that our recent obtained concession rights for traditional media platforms in the air travel sector and at Sinopec’s service stations will prove to be very effective and efficient business expansions. The additional concession fees will post short-term pressure on the margins before sales can ramp up. However, we are supported by a strong balance sheet and we have received positive feedbacks from advertisers who appreciate the enhanced target consumer reach of our expanded network. We believe these new product lines will become company’s important revenue sources and be accretive to our profit growth after operations for several quarters.”

Financial Results
Revenues
Total revenues by product line (numbers in US$000’s except for percentages):

	Quarter		Quarter		Quarter
	Ended		Ended		Ended		Y/Y	Q/Q
	March 31,	% of Total	December 31,	% of Total	March 31,	% of Total	Growth	Growth
	2009	Revenues	2008	Revenues	2008	Revenues	rate	rate
Digital frames	12,049	36.8%	17,231	42.6%	6,706	31.1%	79.7%	-30.1%
Digital TV screens in airports	12,233	37.3%	11,388	28.1%	9,981	46.2%	22.6%	7.4%
Digital TV screens on airplanes	2,826	8.6%	4,123	10.2%	3,881	18.0%	-27.2%	-31.5%
Traditional media in airports	3,994	12.2%	4,258	10.5%	154	0.7%	2493.5%	-6.2%
Other displays	1,684	5.1%	3,462	8.6%	874	4.0%	92.7%	-51.4%

Total revenues	32,786	100.0%	40,462	100.0%	21,596	100.0%	51.8%	-19.0%

Net revenues	31,702		38,190		20,419		55.3%	-17.0%
Total revenues for the first quarter of 2009 reached US$32.8 million, representing a year-over-year increase of 51.8% from US$21.6 million and a quarter-over-quarter decrease of 19.0% from US$40.5 million. The year-over-year increase was due to the increases in revenues from all of the product lines except for digital TV screens on airplanes. The quarter-over-quarter decrease was due to the decreases in revenues from digital frames in airports, digital TV screens on airplanes, traditional media in airports and other displays, which were partially offset by the increase in revenues from digital TV screens in airports.
Revenues from digital frames in airports
Revenues from digital frames in airports for the first quarter of 2009 increased by 79.7% year-over-year and decreased by 30.1% quarter-over-quarter to US$12.0 million. The year-over-year increase was due to the increase in the number of time slots sold. The quarter-over-quarter decrease was due to the decreases in the number of time slots sold and the average advertising revenue per time slot sold (or the “ASP”). Please refer to “Summary of Selected Operating Data” for detailed definitions.
The number of time slots sold for the first quarter of 2009 increased by 697.6% year-over-year and decreased by 26.6% quarter-over-quarter to 3,390 time slots. The year-over-year increase was due to continued sales efforts and growing acceptance of AirMedia’s digital frames. The quarter-over-quarter decrease was due to advertisers’ budget reductions resulting from the economic downturn, the usual seasonal weakness associated with the Chinese New Year period, and a shift in advertisers’ budget allocation among our different product lines. AirMedia’s digital frames were operated in 25 airports in the first quarter of 2009, up from one airport at the end of the first quarter of 2008, and up from 22 airports at the end of the fourth quarter of 2008. The number of time slots available for sale for the first quarter of 2009 increased by 1,860.0% year-over-year and by 21.2% quarter-over-quarter to 23,971 time slots. The year-over-year increase was primarily due to the increase in the number of airports in AirMedia’s digital frame network. The quarter-over-quarter increase was primarily due to the commencement of operations of digital frames in three additional airports during the first quarter of 2009, the full-quarter operations of the digital frames in five airports, which AirMedia commenced to operate in the middle of the previous quarter, and the addition of different forms of digital frames in an existing airport. The utilization rate of digital frames for the first quarter of 2009 decreased by 9.2 percentage points quarter-over-quarter to 14.1% primarily due to the decrease in the number of time slots sold and the increase in the number of time slots available for sale.
The ASP of digital frames for the first quarter of 2009 decreased by 77.3% year-over-year and decreased by 3.9% quarter-over-quarter to US$3,585. The year-over-year decrease was because the listing prices of digital frames newly operated after the first quarter of 2008 were significantly lower than the listing price of digital frames in Beijing Capital International Airport, which was the only airport where we had operation of digital frames in the first quarter of 2008. The quarter-over-quarter decrease was due to higher discounts offered in the first quarter of 2009, which was partially offset by the change in the mix of the time slots sold—the number of time slots sold in Beijing Capital International Airport, which has a higher-than-average ASP, accounted for a higher percentage of total time slots sold in the first quarter of 2009.

Revenues from digital TV screens in airports
Revenues from digital TV screens in airports for the first quarter of 2009 grew by 22.6% year-over-year and 7.4% quarter-over-quarter to US$12.2 million due to the increase in the number of time slots sold.
The number of time slots sold for the first quarter of 2009 increased by 51.5% year-over-year and by 45.9% quarter-over-quarter to 8,334 time slots as advertisers shifted their budget allocations among our different products to digital TV screens in airports due to their much lower ASP resulted from higher discounts offered. The number of time slots available for sale for the first quarter of 2009 increased by 4.1% year-over-year to 25,714 time slots and remained approximately unchanged from the fourth quarter of 2008. The year-over-year increase in the number of time slots available for sale was due to the increase in the number of airports in operation which increased from 39 airports at the end of the first quarter of 2008 to 41 airports at the end of the first quarter of 2009. With an extensive network of airports already in place, the increase in the number of time slots available for sale going forward will be minimal, allowing management to focus on maximizing the value of time slots sold. The utilization rate for the first quarter of 2009 increased by 10.1 percentage points year-over-year and by 10.2 percentage points quarter-over-quarter to 32.4% due to the increase in the number of time slots sold.
The ASP of digital TV screens in airports for the first quarter of 2009 decreased by 19.1% year-over-year and by 26.4% quarter-over-quarter to US$1,468 primarily due to higher discounts offered.
Revenues from digital TV screens on airplanes
Revenues from digital TV screens on airplanes for the first quarter of 2009 decreased by 27.2% year-over-year and by 31.5% quarter-over-quarter to US$2.8 million. The year-over-year decrease was due to the decrease in the number of time slots sold. The quarter-over-quarter decrease was due to the decreases in both the number of time slots sold and the ASP of digital TV screens on airplanes.
The number of time slots sold for the first quarter of 2009 decreased by 33.1% year-over-year and by 16.3% quarter-over-quarter to 164 time slots due to advertisers’ budget reductions resulting from the economic downturn and the usual seasonal weakness associated with the Chinese New Year period. The number of time slots available for sale for the first quarter of 2009 increased by 18.4% year-over-year and by 11.1% quarter-over-quarter to 540 time slots. The year-over-year increase in time slots available for sale was the result of AirMedia’s adding an additional three-minute advertising time on Air China, Xiamen Airlines and China Eastern Airlines in March 2008, October 2008 and January 2009, respectively, and the commencement of operations on China United Airlines in January 2009. The quarter-over-quarter increase in time slots available for sale was also the result of the additional advertising time on China Eastern Airlines and the commencement of operations on China United Airlines. The utilization rate for the first quarter of 2009 decreased by 23.3 percentage points year-over-year and by 9.9 percentage points quarter-over-quarter to 30.4% primarily due to the decrease in the number of time slots sold and the increase in the number of time slots available for sale.
The ASP of digital TV screens on airplanes for the first quarter of 2009 increased by 8.4% year-over-year and decreased by 18.3% quarter-over-quarter to US$17,199. The year-over-year increase in the ASP was due to fewer discounts offered. The quarter-over-quarter decrease in the ASP was due to higher discounts offered in the first quarter of 2009 as well as the change in the mix of the time slots sold—the number of time slots sold on the non-three-largest airlines, which have significantly lower ASPs than those sold on the three-largest airlines, accounted for a higher percentage in the first quarter of 2009.

Revenues from traditional media in airports
Revenues from traditional media in airports for the first quarter of 2009 primarily included revenues from billboards and painted advertisement on gate bridges in airports and revenues from traditional media in Wenzhou Yongqiang Airport. Traditional media in Beijing Capital International Airport and Shenzhen International Airport, which AirMedia commenced to operate on April 1, 2009, have started to contribute revenues in the second quarter of 2009. Revenues from traditional media in airports for the first quarter of 2009 increased by 2,493.5% year-over-year and decreased by 6.2% quarter-over-quarter to US$4.0 million. The year-over-year increase was because AirMedia started to consolidate the revenues of the acquired billboards and painted advertisement on gate bridges since the third quarter of 2008. The quarter-over-quarter decrease was due to advertisers’ budget reductions resulting from the economic downturn and the usual seasonal weakness associated with the Chinese New Year period.
Please note part of the prior comparative figure of “Other Displays” has been reclassified to “Traditional Media in Airport” to conform to the current presentation.
Please refer to “Summary of Selected Operating Data” for more operating data.
Business tax and other sales tax for the first quarter of 2009 was US$1.1 million, representing a year-over-year decrease of 7.9% from US$1.2 million and a quarter-over-quarter decrease of 52.3% from US$2.3 million. The quarter-over-quarter decrease was due to the decrease in total revenues.
Net revenues for the first quarter of 2009 reached US$31.7 million, representing a year-over-year increase of 55.3% from US$20.4 million and a quarter-over-quarter decrease of 17.0% from US$38.2 million.
Cost of Revenues
Cost of revenues for the first quarter of 2009 was US$25.9 million, representing a year-over-year increase of 166.0% from US$9.7 million and a quarter-over-quarter increase of 11.2% from US$23.3 million. The year-over-year increase was primarily due to the increase in concession fees in connection with the expansion of AirMedia’s business. The quarter-over-quarter increase was primarily due to the increase in concession fees and higher depreciation cost. Cost of revenues as a percentage of net revenues in the first quarter of 2009 was 81.7%, representing a year-over-year increase from 47.7% in the same period one year ago and a quarter-over-quarter increase from 61.0% in the previous quarter.
AirMedia incurs concession fees to airports for placing and operating digital TV screens, digital frames, traditional media in airports and other displays, and to airlines for placing programs on their digital TV screens. Most of the concession fees are fixed with an annual escalation. The total concession fee under each concession rights contract is charged to the consolidated statements of operations on a straight-line basis over the agreement periods, which are generally between three and five years. Concession fees for the first quarter of 2009 were US$19.0 million, representing a year-over-year increase of 302.8% from US$4.7 million and a quarter-over-quarter increase of 24.1% from US$15.3 million primarily due to newly entered or renewed concession rights contracts during the respective period. Concession fees as a percentage of net revenues in the first quarter of 2009 was 59.9%, compared to 23.1% in the same period one year ago and 40.1% in the previous quarter. The year-over-year and quarter-over-quarter increases were due to the decrease in total revenues and the result that concession fees were fixed once concession rights contracts were entered into while revenues generated from newly signed concession rights contracts needed time to ramp up.

Gross Profit
Gross profit for the first quarter of 2009 was US$5.8 million, representing a year-over-year decrease of 45.6% from US$10.7 million and a quarter-over-quarter decrease of 61.0% from US$14.9 million.
Gross profit as a percentage of net revenues for the first quarter of 2009 was 18.3%, compared to 52.3% in the same period one year ago and 39.0% in the previous quarter. The year-over-year and quarter-over-quarter decreases in gross profit as a percentage of net revenues were due to the decrease in total revenues and the increases in concession fees and depreciation cost.
Operating Expenses
Operating expenses (numbers in US$000’s except for percentages):

	Quarter		Quarter		Quarter
	Ended		Ended		Ended		Y/Y	Q/Q
	March 31,	% of Net	December 31,	% of Net	March 31,	% of Net	Growth	Growth
	2009	Revenues	2008	Revenues	2008	Revenues	rate	rate
Selling and marketing expenses	2,970	9.4%	3,341	8.7%	2,444	12.0%	21.5%	-11.1%
General and administrative expenses	5,111	16.1%	5,195	13.7%	2,911	14.3%	75.6%	-1.6%

Total operating expenses	8,081	25.5%	8,536	22.4%	5,355	26.2%	50.9%	-5.3%

Total operating expenses excluding share-based compensation expenses and amortization of acquired intangible assets (a non-GAAP measure)	6,253	19.7%	6,212	16.3%	4,168	20.4%	50.0%	0.7%

Total operating expenses for the first quarter of 2009 were US$8.1 million, representing a year-over-year increase of 50.9% from US$5.4 million and a quarter-over-quarter decrease of 5.3% from US$8.5 million.
Total operating expenses for the first quarter of 2009 included share-based compensation expenses of US$1.2 million, compared to share-based compensation expenses of US$1.1 million in the same period one year ago and US$1.7 million in the previous quarter. Adjusted operating expenses (non-GAAP) for the first quarter of 2009, which excluded share-based compensation expenses and amortization of acquired intangible assets, were US$6.3 million, which represented a year-over-year increase of 50.0% from US$4.2 million and remained approximately unchanged from the previous quarter. Adjusted operating expenses as a percentage of net revenues (non-GAAP) in the first quarter of 2009 was 19.7%, compared to 20.4% in the same period one year ago and 16.3% in the previous quarter.
Please refer to the attached table for a reconciliation of operating expenses under U.S. GAAP to adjusted operating expenses (non-GAAP).
Selling and marketing expenses for the first quarter of 2009 were US$3.0 million including $285,000 of share-based compensation expenses, representing a year-over-year increase of 21.5% from US$2.4 million and a quarter-over-quarter decrease of 11.1% from US$3.3 million. The year-over-year increase was primarily due to the expansion of the direct sales force and higher marketing and promotion expenses. The quarter-over-quarter decrease was primarily due to decreased share-based compensation expenses, lower marketing expenses, and reduced travel expenses.
General and administrative expenses for the first quarter of 2009 were US$5.1 million including US$940,000 of share-based compensation expenses, representing a year-over-year increase of 75.6% from US$2.9 million and a quarter-over-quarter decrease of 1.6% from US$5.2 million. The year-over-year increase was primarily due to higher amortization of acquired intangible assets, increased professional expenses, headcount increase, higher bad debt provision, increased expenses of office and utilities, and higher travel expenses.

Income/Loss from Operations
Loss from operations for the first quarter of 2009 was US$2.3 million, as compared to income from operations of US$5.3 million in the same period one year ago and income from operations of US$6.4 million in the previous quarter.
Adjusted loss from operations (non-GAAP) for the first quarter of 2009, which excluded share-based compensation expenses and amortization of acquired intangible assets, was US$436,000, compared to adjusted income from operations of US$6.5 million in the same period one year ago and adjusted income from operations of US$8.7 million in the previous quarter. Adjusted operating margin (non-GAAP) for the first quarter of 2009, which excluded the effect of share-based compensation expenses and amortization of acquired intangible assets, was negative 1.4%, compared to 31.9% in the same period one year ago and 22.8% in the previous quarter.
Please refer to the attached table for a reconciliation of income/loss from operations under U.S. GAAP to adjusted income/loss from operations (non-GAAP).
Income Tax Benefit
Income tax benefit for the first quarter of 2009 was US$123,000 compared to income tax benefit of US$77,000 in the same period one year ago and income tax benefit of US$352,000 in the previous quarter. The effective income tax rate for the first quarter of 2009 was 8.7%, compared to negative 1.1% in the same period one year ago and negative 4.4% in the previous quarter. The year-over-year and quarter-over-quarter increases were primarily due to the tax exemption period for one of our most profitable subsidiaries and entities ended in fiscal year 2008.
Net Income/Loss
Net loss for the first quarter of 2009 was US$1.3 million, compared to net income of US$7.3 million in the same period one year ago and net income of US$8.4 million in the previous quarter. The basic net loss per ADS for the first quarter of 2009 was US$0.02, compared to basic net income per ADS of US$0.11 in the same period one year ago and basic net income per ADS of US$0.12 in the previous quarter. The diluted net loss per ADS for the first quarter of 2009 was US$0.02, compared to diluted net income per ADS of US$0.10 in the same period one year ago and diluted net income per ADS of US$0.12 in the previous quarter.
Adjusted net income (non-GAAP) for the first quarter of 2009, which is net income excluding share-based compensation expenses and amortization of acquired intangible assets, was US$577,000, representing a year-over-year decrease of 93.2% from US$8.5 million and a quarter-over-quarter decrease of 94.5% from US$10.5 million. Basic adjusted net income per ADS (non-GAAP) for the first quarter of 2009 was US$0.02, compared to basic adjusted net income per ADS of US$0.13 in the same period one year ago and basic adjusted net income per ADS of US$0.16 in the previous quarter. Diluted adjusted net income per ADS (non-GAAP) for the first quarter of 2009 was US$0.02, compared to diluted adjusted net income per ADS of US$0.12 in the same period one year ago and diluted adjusted net income per ADS of US$0.16 in the previous quarter.
Please refer to the attached table for a reconciliation of net income and basic and diluted net income per ADS under U.S. GAAP to adjusted net income and basic and diluted adjusted net income per ADS (non-GAAP).
Cash and Short-term Investments
AirMedia continued to maintain a debt free balance sheet. Cash and short-term investments totaled US$146.8 million as of March 31, 2009, compared to US$161.5 million as of December 31, 2008. The quarter-over-quarter decrease was primarily due to the payment of US$7.4 million consideration for AirMedia’s ADS repurchases and the capital expenditure of US$2.4 million.

ADS Repurchases
On December 29, 2008, AirMedia’s board of directors authorized, but not obligated, AirMedia to repurchase up to US$50 million worth of its own outstanding American Depositary Shares (“ADSs”) throughout 2009. As of May 15, 2009, AirMedia had repurchased an aggregate of 1,646,502 ADSs on the open market for a total consideration of US$7.4 million.
Other Recent Developments
In April 2009, AirMedia entered into an exclusive contract with China Petroleum & Chemical Corporation (“Sinopec”) under which AirMedia obtained the concession rights to develop and operate outdoor advertising platforms at all of Sinopec’s service stations located throughout China for over five and half years until December 31, 2014, except for service stations in limited cities which still have original contracts with other operators in effect. AirMedia will start to pay concession fees to Sinopec beginning in the third quarter of 2009. The move extends AirMedia’s network from China’s air travel advertising sector to the automobile advertising market, the target demographic of which is the country’s rapidly growing population of automobile drivers and owners who, along with air travelers, are among the most affluent members of China’s emerging consumer class.
In March 2009, AirMedia obtained the contractual concession rights to install and operate three mega-size LED screens, each measuring 80.2 square meters (or 863.27 square feet), in Guangzhou Baiyun International Airport, from June 1, 2009 to December 31, 2015. The LED screens will be installed above all the domestic security check areas to best cover the domestic travelers in the airport.
In March 2009, AirMedia entered into a concession rights contract with Beijing Capital International Airport to operate traditional advertising formats including billboards, light boxes and other formats in 376 locations at Terminals 1, 2, and 3 of Beijing Capital International Airport from April 1, 2009 to March 31, 2012. AirMedia commenced to operate in most of these 376 locations on April 1, 2009. In the same contract, AirMedia also obtained concession rights to operate digital frames in the baggage claim areas in all of the three terminals from April 1, 2009 to March 31, 2012.
In March 2009, AirMedia entered into a concession rights contract with Shenzhen International Airport to operate 90 light boxes in the arrival walkways of Terminals A and B of Shenzhen International Airport from April 1, 2009 to December 31, 2011.
In March 2009, AirMedia renewed its concession rights contract with Shenzhen International Airport to continue operating digital TV screens in Shenzhen International Airport from January 1, 2009 to December 31, 2011.
In March 2009, AirMedia renewed its concession rights contract with Air China to continue placing its programs on the routes operated by Air China and sell advertising time slots during the programs from January 1, 2009 to December 31, 2011.
In the first quarter of 2009, AirMedia commenced to operate TV-attached digital frames in additional three airports located in Urumqi, Changchun and Hohhot, which expanded AirMedia’s digital frame network to 25 airports. In addition, AirMedia also commenced to operate TV-attached digital frames in Changsha airport, which already had stand-alone digital frames in operation.

Business Outlook
AirMedia currently expects that its total revenues for the second quarter of 2009 will be in an amount ranging from US$36.0 million to US$38.0 million, representing a year-over-year increase of 20.9% to 27.6% from the same period in 2008.
AirMedia currently expects that concession fees will be at least US$29.6 million in the second quarter of 2009 and US$33.3 million in the third quarter of 2009 primarily due to the concession fee commitments under additional concession rights contracts that were recently entered into.
The above forecast reflects AirMedia’s current and preliminary view and is therefore subject to change. Please refer to our Safe Harbor Statement for the factors which could cause actual results to differ materially from those contained in any forward-looking statement.
Summary of Selected Operating Data

	Quarter	Quarter	Quarter
	Ended	Ended	Ended	Y/Y	Q/Q
	March 31,	December 31,	March 31,	Growth	Growth
	2009	2008	2008	Rate	Rate

Digital TV screens in airports
Number of airports in operation	41	41	39	5.1%	0.0%
Number of time slots available for sale (1)	25,714	25,668	24,700	4.1%	0.2%
Number of time slots sold (3)	8,334	5,711	5,501	51.5%	45.9%
Utilization rate (4)	32.4%	22.2%	22.3%	10.1%	10.2%
Average advertising revenue per time slot sold (5)	US$1,468	US$1,994	US$1,815	-19.1%	-26.4%

Digital TV screens on airplanes
Number of airlines in operation	10	9	9	11.1%	11.1%
Number of time slots available for sale (1)	540	486	456	18.4%	11.1%
Number of time slots sold (3)	164	196	245	-33.1%	-16.3%
Utilization rate (4)	30.4%	40.3%	53.7%	-23.3%	-9.9%
Average advertising revenue per time slot sold (5)	US$17,199	US$21,056	US$15,873	8.4%	-18.3%

Digital frames in airports
Number of airports in operation	25	22	1	2400.0%	13.6%
Number of time slots available for sale (2)	23,971	19,779	1,223	1860.0%	21.2%
Number of time slots sold (3)	3,390	4,617	425	697.6%	-26.6%
Utilization rate (4)	14.1%	23.3%	34.8%	-20.7%	-9.2%
Average advertising revenue per time slot sold (5)	US$3,585	US$3,732	US$15,769	-77.3%	-3.9%
Notes: (1) We define a time slot as a 30-second equivalent advertising time unit for digital TV screens in airports and digital TV screens on airplanes, which is shown during each advertising cycle on a weekly basis in a given airport or on a monthly basis on the routes of a given airline, respectively. Our airport advertising programs are shown repeatedly on a daily basis during a given week in one-hour cycles and each hour of programming includes 25 minutes of advertising content, which allows us to sell a maximum of 50 time slots per week. The number of time slots available for our digital TV screens in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when we had operations in each airport and then calculating the sum of all the time slots available for each of our network airports. The length of our in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content. The number of time slots available for our digital TV screens on airplanes during the period presented is calculated by multiplying the time slots per airline per month by the number of months during the period presented when we had operations on each airline and then calculating the sum of all the time slots for each of our network airlines.

(2) After our adjustment of time-slot length in mid May, we define a time slot as a 12-second equivalent advertising time unit for digital frames in airports, which is shown during each advertising cycle on a weekly basis in a given airport. Our airport advertising programs are shown repeatedly on a daily basis during a given week in 10-minute cycles, which allows us to sell a maximum of 50 time slots per week. The number of time slots available for our digital frames in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when we had operations in each airport and then calculating the sum of all the time slots available for each of our network airports.
(3) Number of time slots sold refers to the number of 30-second equivalent advertising time units for digital TV screens in airports and digital TV screens on airplanes or 12-second equivalent advertising time units for digital frames in airports sold during the period presented.
(4) Utilization rate refers to total time slots sold as a percentage of total time slots available for sale during the relevant period.
(5) Average advertising revenue per time slot sold for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports is calculated by dividing our revenues derived from digital TV screens in airports, digital TV screens on airplanes and digital frames in airports by its own number of time slots sold, respectively.
Earnings Conference Call Details
AirMedia will hold a conference call to discuss the first quarter 2009 earnings at 7:00 PM U.S. Eastern Time on May 18, 2009 (4:00 PM U.S. Pacific Time on May 18, 2009; 7:00 AM Beijing/Hong Kong time on May 19, 2009). AirMedia’s management team will be on the call to discuss the financial results and highlights and to answer questions.
Conference Call Dial-in Information
U.S.: +1 800 901 5217
U.K.: +44 207 365 8426
Hong Kong: +852 3002 1672
International: +1 617 786 2964
Pass code: AMCN
A replay of the call will be available for 1 week between 9:00 p.m. on May 18, 2009 and 9:00 p.m. on May 25, 2009, Eastern Time.
Replay Dial-in Information
U.S.: +1 888 286 8010
International: +1 617 801 6888
Pass code: 88498388
Additionally, a live and archived webcast of this call will be available on the Investor Relations section of AirMedia’s corporate website at http://ir.airmedia.net.cn.
Use of Non-GAAP Financial Measures
AirMedia’s management uses non-GAAP financial measures to gain an understanding of AirMedia’s comparative operating performance and future prospects. AirMedia’s non-GAAP financial measures exclude certain special items, including (1) share-based compensation expenses, and (2) amortization of acquired intangible assets. Non-GAAP financial measures are used by AirMedia’s management in their financial and operating decision-making, because management believes they reflect AirMedia’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. AirMedia’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating AirMedia’s operating performance in the same manner as management does, if they so choose. Specifically, AirMedia believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain charges that we believe are not indicative of our core operating results.

The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect AirMedia’s income from operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to AirMedia. Management compensates for these limitations by also considering AirMedia’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP Income/(Loss) and EPS and non-GAAP Adjusted Income/(Loss) and EPS” set forth at the end of this release.
About AirMedia Group Inc.
AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital TV screens in 41 major airports, including all of the 30 largest airports in China. AirMedia also operates digital frames in 22 major airports. In addition, AirMedia sell advertisements on the routes operated by 12 airlines, including the three largest airlines in China. In select major airports, AirMedia also operates traditional media platforms, such as billboards, light boxes, and other digital media, such as mega LED screens.
Besides the above, AirMedia has exclusive contractual concession rights to develop and operate outdoor advertising at Sinopec’s service stations located throughout China. AirMedia plans to install its advertising platforms in at least 3,500 service stations in major cities throughout China by the end of 2011, and in at least 8,000 service stations by the end of 2014.
For more information about AirMedia, please visit http://www.airmedia.net.cn.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, if advertisers or the viewing public do not accept, or lose interest in, our air travel advertising network, we may be unable to generate sufficient cash flow from our operating activities and our prospects and results of operations could be negatively affected; we derive substantially all of our revenues from the provision of air travel advertising services, and recent slowdown in the air travel advertising industry in China may materially and adversely affect our revenues and results of operation; our strategy of expanding our advertising network by expanding into traditional media and building new media platforms may not succeed, and our failure to do so could materially reduce the attractiveness of our network and harm our business, reputation and results of operations; if our customers reduce their advertising spending due to an economic downturn in China and/or elsewhere or for any other reason, our revenues and results of operations may be materially and adversely affected; if we are unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow us to operate our advertising platforms, we may be unable to maintain or expand our network coverage and our business and prospects may be harmed; a significant portion of our revenues has been derived from the five largest airports and three largest airlines in China, and if any of these airports or airlines experiences a material business disruption, our ability to generate revenues and our results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate our future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:
Raymond Huang
Investor Relations Director
AirMedia Group, Inc.
Tel: 86-10-8460-8678
Email: ir@airmedia.net
Cynthia He
Brunswick Group
Tel: +86-10-6566-2256
Email: airmedia@brunswickgroup.com

AirMedia Group Inc.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In U.S. dollars in thousands)

	March 31,	December 31,
	2009	2008
		as adjusted(1)
ASSETS:
Current Assets:
Cash	128,060	161,534
Short-term investments	18,733	—
Accounts receivable, net	44,132	38,386
Prepaid concession fees	28,770	32,706
Other current assets	7,145	7,830
Deferred tax assets — current	431	380

Total current assets	227,271	240,836

Acquired intangible assets, net	8,410	9,027
Property and equipment, net	64,715	62,443
Long-term deposits	17,675	14,724
Long-term investments	1,142	1,099
Deferred tax assets — non-current	1,887	1,762

Total Assets	321,100	329,891

LIABILITIES AND SHAREHOLDERS EQUITY
Current Liabilities:
Accounts payable	12,323	15,696
Accrued expenses and other current liabilities	5,544	5,664
Deferred revenue	6,058	2,929
Income tax payable	362	852
Amounts due to related parties	408	408

Total current liabilities	24,695	25,549

Deferred tax liability — non-current	2,498	2,659

Total liabilities	27,193	28,208

Shareholders’ equity
Ordinary shares	131	134
Additional paid-in capital	262,723	268,881
Statutory reserve	5,593	5,593
Accumulated earning	14,819	16,070
Accumulated other comprehensive income	9,692	10,054

Total AirMedia Group Inc. shareholders’ equity	292,958	300,732

Noncontrolling interest	949	951

Total shareholders’ equity	293,907	301,683

Total Liabilities and Shareholders’ Equity	321,100	329,891

(1) Amount in relation to noncontrolling interest, formerly named minority interest, for the three-month periods ended March 31, 2008 and December 31, 2008 is reclassified in accordance with FASB Statement No. 160, Noncontrolling Interest, which was adopted by the Company on January 1, 2009.

AirMedia Group Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollars in thousands, except share related data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2009	2008	2008
		as adjusted(1)	as adjusted(1)
Revenues	32,786	40,462	21,596
Business tax and other sales tax	(1,084)	(2,272)	(1,177)

Net revenues	31,702	38,190	20,419
Cost of revenues	25,885	23,280	9,730

Gross profit	5,817	14,910	10,689
Operating expenses:
Selling and marketing *	2,970	3,341	2,444
General and administrative *	5,111	5,195	2,911

Total operating expenses	8,081	8,536	5,355

Income/(loss) from operations	(2,264)	6,374	5,334
Interest income	692	1,216	1,822
Other income, net	152	438	135
Income/(loss) before income taxes	(1,420)	8,028	7,291
Income tax expense/ (benefit)	(123)	(352)	(77)

Net income/(loss) before net income(loss) of equity accounting investment	(1,297)	8,380	7,368
Net income/(Loss) of equity accounting investment	44	23	(93)

Net income / (loss)	(1,253)	8,403	7,275

Less: Net income (loss) attributable to noncontrolling interest	(2)	275	(2)

Net income/(loss) attributable to AirMedia Group Inc.	(1,251)	8,128	7,277

Net income/(loss) attributable to AirMedia Group Inc. common shareholders per ordinary share
Basic	($0.01)	$0.06	$0.05
Diluted	($0.01)	$0.06	$0.05
Net income/(loss) attributable to AirMedia Group Inc. common shareholders per ADS
Basic	($0.02)	$0.12	$0.11
Diluted	($0.02)	$0.12	$0.10
Weighted average ordinary shares outstanding used in computing net income per ordinary share — basic	132,801,682	133,820,539	134,425,925
Weighted average ordinary shares outstanding used in computing net income per ordinary share — diluted	132,801,682	134,608,724	139,317,264
* Share-based compensation charges included are as follow:
Selling and marketing	285	407	259
General and administrative	940	1,312	860
(1) Amount in relation to noncontrolling interest, formerly named minority interest, for the three-month periods ended March 31, 2008 and December 31, 2008 is reclassified in accordance with FASB Statement No. 160, Noncontrolling Interest, which was adopted by the Company on January 1, 2009.

AirMedia Group Inc.
RECONCILIATION OF GAAP NET INCOME AND EPS TO NON-GAAP ADJUSTED NET INCOME AND EPS
(In U.S. dollars in thousands, except share related data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2009	2008	2008

GAAP net income (loss) attributable to shareholders	(1,251)	8,128	7,277
Amortization of acquired intangible assets	603	605	68
Share-based compensation	1,225	1,719	1,119

Adjusted net income	577	10,452	8,464

Basic adjusted net income per share	$0.01	$0.08	$0.06
Diluted adjusted net income per share	$0.01	$0.08	$0.06

Basic adjusted net income per ADS	$0.02	$0.16	$0.13
Diluted adjusted net income per ADS	$0.02	$0.16	$0.12

Shares used in computing adjusted basic net income per share	132,801,682	133,820,539	133,425,925
Shares used in computing adjusted diluted net income per share	132,801,682	134,608,724	139,317,264
Note: The Non-GAAP adjusted net income per share and per ADS are computed using Non-GAAP net adjusted income and number of shares and ADS used in GAAP basic and diluted EPS calculation, where the number of shares and ADS is adjusted for dilution due to share-based compensation plan.

AirMedia Group Inc.
RECONCILIATION OF GAAP OPERATING EXPENSES TO NON-GAAP OPERATING EXPENSES
(In U.S. dollars in thousands except for percentage)

	Three Months Ended
	March 31,	December 31,	March 31,
	2009	2008	2008

GAAP operating expenses	8,081	8,536	5,355
Amortization of acquired intangible assets	603	605	68
Share-based compensation	1,225	1,719	1,119

Adjusted operating expenses	6,253	6,212	4,168

Adjusted operating expenses as a percentage of net revenues	19.7%	16.3%	20.4%
AirMedia Group Inc.
RECONCILIATION OF GAAP INCOME FROM OPERATIONS TO NON-GAAP INCOME FROM OPERATIONS
(In U.S. dollars in thousands except for percentage)

	Three Months Ended
	March 31,	December 31,	March 31,
	2009	2008	2008

Income/(loss) from operations	(2,264)	6,374	5,334
Amortization of acquired intangible assets	603	605	68
Share-based compensation	1,225	1,719	1,119

Adjusted Income/(loss) from operations	(436)	8,698	6,521

Adjusted Operating margin	-1.4%	22.8%	31.9%